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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Point Therapeutics, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

730694 10 6 (CUSIP Number)

March 15, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 730694 10 6

1.	Names of Reporting Persons: Graystone Venture Direct Equity, L.P. I.R.S. Identification Nos. of above persons (entities only). 36-4132982

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: a Delaware limited partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: -0- 6. Shared Voting Power: 623,902 7. Sole Dispositive Power: -0- 8. Shared Dispositive Power: 623,902

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 623,902

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 6.73%

12.	Type of Reporting Person (See Instructions): IV

CUSIP No.: 730694 10 6

1.	Names of Reporting Persons: Graystone Venture Partners, LLC I.R.S. Identification Nos. of above persons (entities only). 36-4132977

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: a Delaware limited liability company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: -0- 6. Shared Voting Power: 623,902 7. Sole Dispositive Power: -0- 8. Shared Dispositive Power: 623,902

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 623,902

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 6.73%

12.	Type of Reporting Person (See Instructions): IV

CUSIP No.: 730694 10 6

1.	Names of Reporting Persons: Judith Bultman Meyer I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: -0- 6. Shared Voting Power: 623,902 7. Sole Dispositive Power: -0- 8. Shared Dispositive Power: 623,902

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 623,902

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 6.73%

12.	Type of Reporting Person (See Instructions): IN

CUSIP No.: 730694 10 6

1.	Names of Reporting Persons: Edward K. Chandler I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: -0- 6. Shared Voting Power: 623,902 7. Sole Dispositive Power: -0- 8. Shared Dispositive Power: 623,902

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 623,902

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 6.73%

12.	Type of Reporting Person (See Instructions): IN

Item 1.

(a)    Name of Issuer:

Point Therapeutics, Inc.

(b)    Address of Issuer’s Principal Executive Offices:

125 Summer Street

Boston, Massachusetts 02110

Item 2.	Item 2.	Item 2.
(a) Name of Person Filing:	Address	Citizenship
Graystone Venture Direct Equity, L.P.	c/o Portage Venture Partners One Northfield Plaza, Suite 530 Northfield, Illinois 60093	Delaware, United States

Graystone Venture Partners, LLC	c/o Portage Venture Partners One Northfield Plaza, Suite 530 Northfield, Illinois 60093	Delaware, United States

Judith Bultman Meyer	c/o Portage Venture Partners One Northfield Plaza, Suite 530 Northfield, Illinois 60093	United States

Edward K. Chandler	c/o Portage Venture Partners One Northfield Plaza, Suite 530 Northfield, Illinois 60093	United States

(d)    Title of Class of Securities:

Common Stock, Par Value $0.01 Per Share

(e)    CUSIP Number:

730694 10 6

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

623,902

(b) Percent of class:

6.73%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

-0-

(ii) Shared power to vote or to direct the vote:

623,902

(iii) Sole power to dispose or to direct the disposition of:

-0-

(iv) Shared power to dispose or to direct the disposition of:

623,902

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 7, 2003	March 7, 2003
Date	Date

/s/ Judith Bultman Meyer	/s/ Judith Bultman Meyer
Signature	Signature

Judith Bultman Meyer, as Managing Director of Graystone Venture Partners, L.L.C.	Judith Bultman Meyer, as Managing Director of Graystone Venture Partners, L.L.C., the General Partner of Graystone Venture Direct Equity, L.P.
Name/Title	Name/Title

March 7, 2003	March 7, 2003
Date	Date

/s/ Edward K. Chandler	/s/ Judith Bultman Meyer
Signature	Signature

Edward K. Chandler	Judith Bultman Meyer
Name/Title	Name/Title

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)